UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        | |  Rule 13d-1(b)

        | |  Rule 13d-1(c)

        |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                Page 1 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5


    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                           Lee M. Brower

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a) | |
                                                                       (b) | |
    3     SEC USE ONLY


    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      United States of America

                    5    SOLE VOTING POWER
     NUMBER OF                                        925,984 **SEE ITEM 4
      SHARES
   BENEFICIALLY     6    SHARED VOTING POWER
     OWNED BY                                         215,766 **SEE ITEM 4
       EACH
     REPORTING      7    SOLE DISPOSITIVE POWER
    PERSON WITH:                                      925,984 **SEE ITEM 4

                    8    SHARED DISPOSITIVE POWER
                                                      215,766 **SEE ITEM 4

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      1,141,750 **SEE ITEM 4

   10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                      | |

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                      3.3%

   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                      IN







                                Page 2 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

Item 1.
        (a)  Name of Issuer
             The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

        (b)  Address of Issuer's Principal Executive Offices
             The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2.
        (a)  Name of Person Filing
             This  report  is  being  filed  by Lee M.  Brower  (the  "Reporting
             Person").

        (b)  Address of Principal Business Office or, if none, Residence
             The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

        (c)  Citizenship
             The Reporting Person is a citizen of the United States of America.

        (d)  Title of Class of Securities
             This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

        (e)  CUSIP Number
             The CUSIP number of the Class A Common Stock is  67018T-10-5.

Item 3.  Not applicable.

Item 4.  Ownership.

        (a) The Reporting Person beneficially owns or may be deemed to beneficially own 1,141,750 shares of Class A Common Stock as follows: 55,000 shares of Class A Common Stock, and 1,086,750 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Lee M. Brower, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 1,141,750 shares of Class A Common Stock referenced above: 152,893 shares of Class B Common Stock held indirectly as the sole trustee of The SNT Trust; 170,258 shares of Class B Common Stock held indirectly as the sole trustee of The DVNM Trust; 59,083 shares of Class B Common Stock held indirectly as the sole trustee of The CWN Trust; 3,304 shares of Class B Common Stock held indirectly as the sole trustee of The JS Trust; 59,083 shares of Class B Common Stock held indirectly as the sole trustee of The JT Trust; 42,564 shares of Class B Common Stock held indirectly as the sole trustee of The CB Trust; 85,130 shares of Class B Common Stock held indirectly as the sole trustee of The CM Trust; 170,258 shares of Class B Common Stock held indirectly as the sole trustee of The BCT Trust; 85,130 shares of Class B Common Stock held indirectly as the sole trustee of The ST Trust; 85,130 shares of Class B Common Stock held indirectly as the sole trustee of The NJR Trust; 6,544 shares of Class B Common Stock held indirectly as the sole trustee of The RLS Trust; 6,607 shares of Class B Common Stock held indirectly as the sole trustee of The RBZ Trust; 59,083 shares of Class B Common Stock held indirectly as the sole trustee of The DPN Trust; 50,083 shares of Class B Common Stock held indirectly as the sole trustee of The GNT Trust; 25,000 shares of Class A Common Stock and 20,000 shares of Class B Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; and 31,600 shares of Class B Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation.


                                Page 3 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

        (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,086,750 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, the Reporting Person would beneficially own or may be deemed to beneficially own 1,141,750 shares of Class A Common Stock which would constitute 3.3% of the number of shares of then outstanding Class A Common Stock.

               Each  share of Class A Common  Stock  entitles  the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,086,750 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, he would beneficially own or may be deemed to beneficially own 1,141,750 shares of Class A Common Stock which would constitute 0.2% of the aggregate voting power of the Issuer.

               Assuming no conversion of the outstanding 1,086,750 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, he would beneficially own or may be deemed to beneficially own 55,000 shares of Class A Common Stock and 1,086,750 shares of Class B Common Stock which would constitute 1.9% of the aggregate voting power of the Issuer and 1.3% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

        (c) (i) Assuming conversion of all outstanding 925,984 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has sole power to vote or direct the vote, the Reporting Person would have sole power to vote or direct the vote of 925,984 shares of Class A Common Stock as follows: 152,893 shares of Class A Common Stock held indirectly as the sole trustee of The SNT Trust; 170,258 shares of Class A Common Stock held indirectly as the sole trustee of The DVNM Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The CWN Trust; 3,304 shares of Class A Common Stock held indirectly as the sole trustee of The JS Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The JT Trust; 42,564 shares of Class A Common Stock held indirectly as the sole trustee of The CB Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The CM Trust; 170,258 shares of Class A Common Stock held indirectly as the sole trustee of The BCT Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The ST Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The NJR Trust; 6,544 shares of Class A Common Stock held indirectly as the sole trustee of The RLS Trust; 6,607 shares of Class A Common Stock held indirectly as the sole trustee of The RBZ Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The DPN Trust; and 50,083 shares of Class A Common Stock held indirectly as the sole trustee of The GNT Trust.

               (ii) Assuming conversion of all outstanding 215,766 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has shared power to vote or direct the vote, the Reporting Person would have shared power to vote or direct the vote of 215,766 shares of Class A Common Stock as follows: 45,000 shares of Class A Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; 31,600 shares of Class A Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation.

                                Page 4 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

               (iii) Assuming conversion of all outstanding 925,984 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has sole power to dispose or direct the disposition, the Reporting Person would have sole power to dispose or direct the disposition of 925,984 shares of Class A Common Stock as follows:
               152,893 shares of Class A Common Stock held indirectly as the sole trustee of The SNT Trust; 170,258 shares of Class A Common Stock held indirectly as the sole trustee of The DVNM Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The CWN Trust; 3,304 shares of Class A Common Stock held indirectly as the sole trustee of The JS Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The JT Trust; 42,564 shares of Class A Common Stock held indirectly as the sole trustee of The CB Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The CM Trust; 170,258 shares of Class A Common Stock held indirectly as the sole trustee of The BCT Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The ST Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The NJR Trust; 6,544 shares of Class A Common Stock held indirectly as the sole trustee of The RLS Trust; 6,607 shares of Class A Common Stock held indirectly as the sole trustee of The RBZ Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The DPN Trust; and 50,083 shares of Class A Common Stock held indirectly as the sole trustee of The GNT Trust.

               (iv) Assuming conversion of all outstanding 215,766 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has shared power to vote or direct the vote, the Reporting Person would have shared power to vote or direct the vote of 215,766 shares of Class A Common Stock as follows: 45,000 shares of Class A Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; and 31,600 shares of Class A Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation.

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
         Not applicable.

Item 8.  Identification and classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification
         Not applicable.



                                Page 5 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           /s/ Lee M. Brower
                                                        By:    Lee M. Brower
                                                        Dated: February 12, 1999







                                Page 6 of 6 Pages